Robert E. Levy
703 Broadway ST. Suite 640
Vancouver, WA 98660
rob@mobilespike.com

SUMMARY

Administrator for a California County Agency currently working as a consultant and technical expert in the field of grant writing, management, and technical assistance for local agencies or corporations desirous for opportunities in the government sector.

- Veteran law enforcement executive with extensive background in programmatic management/policy development and implementation.
- Various other assignments throughout a 30 year law enforcement career, including operation of a Narcotics Task Force, Director of County Office of Emergency Services, coroner investigations, and Second in Command for a California Sheriff's Office.
- Development of programs to fit funding priorities at the Federal and State level securing nearly $10 million for a local agency in grants or interagency contracts.
- Significant experience presenting programs and funding opportunities to Federal and State legislators to improve local agencies.
- Previously held a California Community College Teaching Credential teaching Administration of Justice.

WORK EXPERIENCE

Consultant/Manager   2016-Present

Currently working the field of supplying high technology to law enforcement professionals throughout the Western Unites States.

California Sheriff's Office – Undersheriff/Deputy Coroner   1995-2015

The Sheriff's Office is a 14 Officer department which provides law enforcement and public safety for the general public.

- Deputy Director for the County Office of Emergency Services, creating emergency preparedness programs for disasters.
- Director of all personnel under authority of the Sheriff.
- Modernized all small arms and tactical weaponry for agency.
- Replaced and updated the entire patrol fleet with standardized equipment and radios.
- Recognized Law Enforcement Expert for radio communications at the local level.
- Planned, implemented and completed several projects totaling nearly $10M.

Other Law Enforcement Experiance – Deputy Sheriff   1987-1995

Various Assignments including Narcotics Task Force, grant writing, IT and communications systems planning.

Park Ranger for Bay Area County   1985-1987

Responsible for law enforcement in one of the county's more dangerous parks.

Other Education/Experience

Humboldt State University POST Management School
AS Lassen College, POST Basic, Intermediate, Advanced, Supervisory and Management Certificates